VLISO, Inc.



ANNUAL REPORT

2035 Sunset Lake RoadSuite B-2

Newark, DE 19703

0

http://chow420.com

This Annual Report is dated April 25, 2024.

BUSINESS

VLISO, Inc. (dba Chow420) is a C Corporation formed under the laws of delaware on July 21, 2017.

At Chow420, we are addressing immediate CBD consumer needs with our patent pending product verification process (blockchain), ultra fast shipping and automated retail.

Problem: The CBD market is suffering from product misrepresentation and contamination. For a market centered around wellness and made up of fairly expensive products, the CBD consumer places a premium on legitimate and effective products. Hence, there is a structural necessity for brands and sellers to provide CBD within a resonsible framework that ensures consumer safety. This is a reality, even for those who do not realize it yet.

Solution: Chow420 is a blockchain based marketplace with innovative solutions for safe and regulated CBD shopping.

IP: The company was granted a patent for it's blockchain solution for verifying transaction compliance.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,069,850.00

Number of Securities Sold: 1,698,412

Use of proceeds: Technology, Legal Fees, Paid Marketing, and Salaries

Date: August 28, 2020

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $10.00

Number of Securities Sold: 1,000,000

Use of proceeds: Founder's Equity

Date: May 13, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $719,229.22

Number of Securities Sold: 464,584

Use of proceeds: This raise was used to launch our automated dispensaries, and solidify our business model, and Market Strategy

Date: April 26, 2022

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 39,552

Use of proceeds: StartEngine shares

Date: April 25, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.
Revenue
Revenue in 2023 was $301,808, up 40%from $193,588 in 20221. The improved performance was the result of an entrenchment of the platform among a larger section of the hemp consumer market. Registered customers increased to 11,000 and we concluded the onboarding of some of the best CBD brands, by brand recognition and sales volume, available. Qualitatively, the completion of development on our most important asset, the platform, anchored a legitimacy drive which had an impact on marketing and customer acquisition & retention.
Ultimately, sales growth was due mainly to the performance of the functional tech-enhanced platform aided by a custom marketing strategy which focuses on optimizing platform pages and online directory listings to meet geo-proximate customer queries with top quality and vetted products. Cost of sales
Direct cost of goods sold was higher in 2023 than in 2022. It tallied at $127,787 against $33,314 in 2022. This change was driven by the conclusion of comprehensive direct-to-consumer arrangements with brands. The increase in cost of sales was matched by a greater efficiency in fulfillment resulting in negligible product losses and expense-impacting process failure costs associated with such instances. The current cost of sales margin provides a reliable base from which future growth policies can be estimated. In comparison to the previous year, it represents a sustainable cost profile and is scalable for higher sales growth volume.
Gross margins
At 58%, the current gross margins constitute a reliable picture of fulfillment obligations. Price-based competition to

stimulate trade volume and the recalibration of operational guidelines with new direct-to-consumer supply arrangements are the reasons for the reduction of margins from a high of 83% the previous year. Note that the mode of fulfillment in the previous year proved unsustainable given the inventory exposure and risk profile which materialized in operating expenses. The current gross margins are an accurate and market-competitive margin profile for future growth stability s.

Expenses

Overall expenses decreased from $538,937 in 2022 to s $322,457 in 2023. This 40% reduction was made possible by a clearer definition of operating obligations: rent for our sales station network was renegotiated for more than 50% in reductions. Inventory loss exposure eliminated expense items related to inventory management. Finally, the implementation of a more efficient marketing budget in-accordance with our sales strategy has yielded reduction benefits.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $58,685.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Co-Founder, CEO, Director

Dates of Service: July, 2019 - Present

Responsibilities: Acting CEO and CTO, responsible for short and long term strategy, as well as technology innovations. Creating and implementing the company's vision and mission. Assessing risks to the company and ensuring they are monitored and minimized. Setting strategic goals and making sure they are measurable and describable. David receives $50,000 annual salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David Obasiolu

Amount and nature of Beneficial ownership: 8,698,000

Percent of class: 77.44

RELATED PARTY TRANSACTIONS

n/a

OUR SECURITIES

The amount of security authorized is 50,000,000 with a total of 11,232,347 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Transfer Restrictions

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not Transfer (as such term is defined below) any shares of the corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion.

"Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. "Constructive Sale" shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include:(a) the name of the stockholder;

(b) the proposed transferee; (c) the number of shares of the Transfer of which approval is thereby requested; and

(d) the purchase price (if any) of the shares proposed for Transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. The current stage of development for the Company is speculative. There is also no assurance that CBD and hemp products will be 100% legal in all cities through out the United States and rest of the world. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to our bylaws limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Vliso Inc. doing business as Chow420 was formed on July 21, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.VLISO Inc. doing business as Chow420 has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Chow420 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vliso d/b/a Chow420 or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vliso d/b/a Chow420 could harm our reputation and materially negatively impact our financial condition and business. The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate. Forward Looking Information THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN

AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. Our business is largely dependent on state laws pertaining to certain derivatives of industrial hemp as an ingredient in certain ingestible products (i.e. foods and dietary supplements); topical products (i.e. cosmetics); and certain smokeable and/or inhalable products (i.e. vape cartridges and devices and smokeable hemp flower). The Agricultural Improvement Act of 2018 (the "2018 Farm Bill") permanently amended the federal Controlled Substances Act ("CSA") to remove "hemp", being all parts of the Cannabis sativa plant containing less than three tenths of one percent (0.3%) THC from the CSA definition of "marihuana". Thus, hemp is permanently removed from treatment as a Schedule I controlled substance. The 2018 Farm Bill authorizes the cultivation of industrial hemp, and other activities related thereto, so long as the state in which the cultivation activities occur also authorize such activities via such state's "state plan," to be evaluated and approved by the United States Department of Agriculture ("USDA"). The 2018 Farm Bill also prohibits interference with the interstate transport in lawfully produced products containing hemp. The 2018 Farm Bill does not specifically authorize the sale of products containing derivatives of hemp, such as cannabinoids like cannabidiol ("CBD"); instead, the 2018 Farm Bill defers to the United States Food and Drug Administration ("FDA") to determine the permissibility of such products along with deferring to states to implement their own laws, regulations and policies. As of the date hereof, at least thirty-eight states have enacted legislation concerning hemp in some form or fashion. Continued development of the hemp industry will be dependent upon new legislative authorization of hemp at the state, and perhaps the federal, level. Any number of events or occurrences could slow or halt progress all together in this space. While progress within the hemp industry is currently encouraging, growth is not assured. While there appears to be ample public support for favorable legislative action, numerous factors may impact or negatively affect the legislative process(s) within the various states we have business interests in. Any one of these factors could slow or halt use of hemp, which would negatively impact our business up to possibly causing us to discontinue operations as a whole. We may encounter difficulties complying with the laws and regulations of various states which relate to the sale of hemp products. The legal and regulatory scheme governing the growth, cultivation, sale, distribution, processing and transportation of hemp enacted by various states around the country vary widely and are relatively new and untested. Some states require pre-market registration and/or approval of retailers, individual products and/or labels in order to sell such hemp-derived products within such state. As of January 2023, there is further pending legislation and/or regulations in various states around the country, which may or may not ultimately be finalized, enacted and/or promulgated. The respective laws, rules and regulations of each state are new and untested and may be incomplete or ambiguous, making compliance therewith difficult. We may need to seek interpretive guidance from individual states, which may or may not be available. As a result, we may experience delays and uncertainties as we attempt to seek interpretive guidance with respect to such laws or regulations, and may have to revise our business plan if the laws and regulations change significantly. If state and federal legislation were to change or regulatory agencies were to change their practices, or were to expend its resources enforcing existing federal laws, such action(s) could have a materially adverse effect on our ability to obtain raw materials and the manufacturing and marketing of our products up to and including a complete interruption of our business. Further, additional government disruption in the hemp industry could cause potential customers and users to be reluctant to purchase our products, which would be detrimental to us. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Legal Uncertainty may impede the development of our business and changes in regulation may have an adverse impact on our business There is substantial uncertainty and different interpretations among state regulatory agencies, legislators, academics and businesses as to the operation of the 2018 Farm Bill-compliant hemp programs relative to interstate commerce in products containing hemp and the emerging regulation of hemp-derived products. These different opinions include, but are not limited to, the regulation of cannabinoids by the U.S. Drug Enforcement Administration ("DEA") and/or the FDA and the extent to which 2018 Farm Bill-compliant cultivators and processors may engage in interstate commerce. The uncertainties cannot be resolved without further federal legislation, regulation or a definitive judicial interpretation of existing legislation and rules. If the uncertainty continues, it may have an adverse effect upon the introduction of our products in different markets and jurisdictions. Conversely, if legislative or regulatory changes occur – whether by Congress, state legislatures or federal or state regulators – such changes in regulation may likewise adversely affect our business. Certain states may prohibit, or be uncertain as to, the sale or distribution of hemp products containing cannabidiol ("CBD") and other cannabinoids which may limit our distribution territory and consumer base Certain states may take actions that have the effect of prohibiting or discouraging the distribution of the products which we sell. The states could, for instance, disallow the addition of CBD or other cannabinoids to food products or dietary supplements, or disallow hemp as a source for the production of CBD and other cannabinoids. Such state action could take place through the enaction of laws and regulations, the promulgation of guidance or recommendations of state agencies, or by other means. A large portion of our proposed product lines will include products that are intended for human consumption and therefore prohibited for sale in these states. Our potential inability to market in these states will limit our potential consumer base and may prevent us from achieving our sales goals, despite our products containing hemp which is lawfully sourced in accordance with applicable federal law (i.e. the 2018 Farm Bill). The recent passage of the 2018 Farm Bill has drastically increased our competition in the marketplace. The recent passage of the 2018 Farm Bill eliminated much of the regulatory uncertainty surrounding the production and regulation of hemp, and relatedly encouraged the manufacture, sale and distribution of CBD products. Therefore, our potential competition in the marketplace is increasing considerably. Our competitors may have greater financial, technical, marketing and human resources than us. There can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace. The forthcoming passage of the

2023 Farm Bill and other federal legislation may adversely impact our business. It is expected that Congress will pass a 2023 version of the Farm Bill, and in January 2023, was prompted by FDA to enact legislation directing FDA to consider alternative regulatory pathways for the regulation of hemp-derived products. One or both of these pieces of legislation may create additional regulatory uncertainty for the marketplace and may impede our ability to continue our business or from achieving our sales goals. Under such new regulations, there can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace. The dietary supplement industry faces strong opposition. It is believed by many that well-funded, significant businesses may have a strong economic opposition to the hemp-derived product industry, as currently existing. We believe that the pharmaceutical industry clearly does not want to cede control of any compound that could be competitive with a successful FDA-approved drug. For example, hemp-derived products will likely adversely impact the market for products currently subject to investigational new drug or new drug applications, sold or to be sold by mainstream pharmaceutical companies. The pharmaceutical industry is well-funded with a strong and experienced lobby that eclipses the funding of the hemp-derived product industry. Any inroads the pharmaceutical industry makes in halting or rolling back the hemp-derived product industry could have a detrimental impact on the market for the services and products of our platform companies. Hemp-derived cannabinoids such as CBD are subject to numerous governmental regulations and it can be costly to comply with these regulations and to develop compliant products and processes. Naturally-occurring compounds, which may be used in the manufacture of various food or dietary supplement products intended for human or animal consumption, topicals and drugs are subject to rigorous regulation by the FDA and numerous international, supranational, federal and state authorities. To date, though rarely enforcing its positions, FDA has asserted it does not find CBD and other hemp-derived cannabinoids to be permissible ingredients in certain product types, such as human ingestibles (i.e. foods and supplements) or as an inactive ingredient in an over-the-counter drug cosmetic, instead deeming such products to be "adulterated" and/or "misbranded," along with other concerns around other product types, particularly non-conventional products such as smokable and inhalable products. To the extent such approvals are available, the process of obtaining regulatory approvals to market such products can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs. In addition, no assurance can be given that the products which we sell will remain in compliance with applicable FDA and other regulatory requirements once clearance or approval has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling and advertising. Product Liability Claims. A product liability lawsuit against the manufacturers of any product, including those derived from hemp, is a top concern for any business owner. The investors and the business owners should do in depth review of the polices for their company and understand that coverages may be limited or challenged by insurance carriers, despite what the policy may provide, given hemp is a type of cannabis, and may be treated by private insurers as closely related to marijuana. Due to controversy over the cannabis plant within the United States, we face challenges getting our products into stores. While there is consumer demand for healthy, hemp-based products, all products derived from the cannabis plant remain controversial. Given that hemp is a type of cannabis, we anticipate that we may face scrutiny and experience resistance in getting our products into food retailers and other retail chains. We have not performed clinical studies on the products we sell. Although hemp-derived products have a long history of human consumption and are preliminarily believed to have a favorable safety profile, we believe all of its products to be safe when taken as directed by such product's supplier, respectively, and there is little long-term experience with human consumption of certain of these innovative product ingredients or combinations thereof in concentrated form. Despite such preliminary data concerning the consumption of hemp-derived products, each consumer has to potential to react differently when consumer hemp-derived products including various adverse reactions, intoxication or similar. Further, there is limited clinical data regarding the safety and benefits of hemp and products containing hemp derivatives. Any instance of illness or negative side effects of ingesting or otherwise consuming hemp-derived products would have a material adverse effect on our business and operations. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

VLISO, Inc.

By   /s/ *David Obasiolu*

    Name: <u>VLISO INC. DBA CHOW420</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

VLISO INC. DBA CHOW420

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vliso Inc. DBA Chow420
Newark, Delaware

We have reviewed the accompanying financial statements of Vliso Inc. DBA Chow420 (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 17, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash, cash equivalents & restricted cash	$	58,685	$	145,107
Inventory		269,551		168,756
Total current assets		**328,236**		**313,863**
Property and equipment, net		507		869
Intangible Assets		136,580		93,993
Other assets		33,414		58,454
Total assets	$	**498,737**	$	**467,179**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit cards		3,140		81
Other Liabilities		4,518		5,110
Total current liabilities		**7,659**		**5,191**
Total liabilities		**7,659**		**5,191**
STOCKHOLDERS' EQUITY				
Common Stock		90		90
Equity Crowdfunding - Common Stock		22		22
Equity Issuance costs		(50,327)		(50,327)
Additional Paid in Capital		1,750,332		1,652,279
Retained earnings/(Accumulated Deficit)		(1,209,039)		(1,140,075)
Total stockholders' equity		**491,078**		**461,989**
Total liabilities and stockholders' equity	$	**498,737**	$	**467,179**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ 301,808	$ 193,588
Cost of goods sold	127,787	33,314
Gross profit	174,022	160,274
Operating expenses		
General and administrative	303,802	531,537
Sales and marketing	18,654	7,400
Total operating expenses	322,457	538,937
Operating income/(loss)	(148,435)	(378,663)
Interest Expense	-	-
Other Income/(Loss)	(79,471)	78,094
Income/(Loss) before provision for income taxes	(68,964)	(456,757)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (68,964)	$ (456,757)

See accompanying notes to financial statements.

VLISO INC. DBA CHOW420
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, $US)	Common Stock		Equity Crowdfunding - Common Stock		Equity issuance costs	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	**9,000,000**	**$ 90**	**1,698,412**	**$ 17**	**$ (50,327)**	**$ 1,334,653**	**$ (388,580)**	**$ 895,853**
Issaunce of Stock			464,584	5	$ -	317,626		**317,631**
Prior Year Adjustment						-	$ (294,738)	**(294,738)**
Net income/(loss)							$ (456,757)	**(456,757)**
Balance—December 31, 2022	**9,000,000**	**$ 90**	**2,162,996**	**$ 22**	**$ (50,327)**	**$ 1,652,279**	**$ (1,140,075)**	**$ 461,989**
Issaunce of Stock			86,671	$ 1	-	98,053		98,054
Net income/(loss)							$ (68,964)	**(68,964)**
Balance—December 31, 2023	**9,000,000**	**$ 90**	**2,249,667**	**$ 22**	**$ (50,327)**	**$ 1,750,332**	**$ (1,209,039)**	**$ 491,078**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (68,964)	$ (456,561)
Depreciation	362	410
Amortization	28,683	26,228
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Inventories	(100,795)	(47,623)
Other liabilities	(592)	5,068
Credit cards	3,059	81
Other assets	25,040	(13)
Net cash provided/(used) by operating activities	**(113,206)**	**(472,411)**
CASH FLOW FROM INVESTING ACTIVITIES		
Intangible assets purchase	(71,271)	(3,075)
Net cash provided/(used) by investing activities	**(71,271)**	**(3,075)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issaunce of Stock	98,054	236,561
Net cash provided/(used) by financing activities	**98,054**	**236,561**
Change in cash	(86,422)	(238,925)
Cash, cash equivalents, and restricted cash—beginning of year	145,107	384,032
Cash, cash equivalents, and restricted cash—end of year	**$ 58,685**	**$ 145,107**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Vliso Inc. dba Chow420 was formed on July 17, 2017 ("Inception") in the State of Delaware. The financial statements of Vliso Inc. dba Chow420 (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

Chow is the one-stop shop for everything CBD. We are fine tuning the billion-dollar CBD/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and e-commerce. As a fairly-new industry with relatively narrow regulatory oversight there are lots of low-grade products on the market. Customers care about what they take in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the CBD products they can trust in-person (at the Pod) or by the click of a button (on Mobile) for delivery.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers	5 years

Intangible Assets

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation. Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.

- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Income is principally comprised of revenues earned by the Company as part of the sale of CBD products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $18,654 and $7,400, which is included in sales and marketing expenses.

Equity Issuance Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The equity issuance costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2024, which is the date the financial statements were issued.

3. **INVENTORY**

Inventory consists of the following items:

As of Year Ended December 31,		2023		2022
Finished goods		269,551		168,756
Total Inventory	$	**269,551**	$	**168,756**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2023		2022
Vending machine production cost		33,414		58,454
Total Other Assets	$	**33,414**	$	**58,454**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2023		2022
Payroll payable		4,518		5,110
Total Other Liabilities	$	**4,518**	$	**5,110**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Computers	$	2,051	$	2,051
Property and Equipment, at Cost		**2,051**		**2,051**
Accumulated depreciation		(1,544)		(1,182)
Property and Equipment, Net	$	**507**	$	**869**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $362 and $362, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of Year Ended December 31,		2023		2022
Software Development	$	202,409	$	131,139
Intangible assets, at cost		**202,409**		**131,139**
Accumulated amortization		(65,829)		(37,146)
Intangible assets, Net	$	**136,580**	$	**93,993**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022, were in the amount of $28,683 and $26,228, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Expense	
2024	$	(28,683)
2025		(28,683)
2026		(28,683)
2027		(28,683)
Thereafter		(21,846)
Total	**$**	**(136,580)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a $0.00001 par value. As of December 31, 2023, and 2022, the Company 9,000,000 shares and 9,000,000 shares were issued and outstanding, respectively.

Equity Crowdfunding - Common Stock

As of December 31, 2023, and 2022, 2,249,667 shares and 2,162,996 shares were issued and outstanding, respectively.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(20,482)	$	(135,657)
Valuation Allowance		20,482		135,657
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(255,667)	$	(235,185)
Valuation Allowance		255,667		235,185
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $860,833, and the Company had state net operating loss ("NOL") carryforwards of approximately $860,833. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 17, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $68,964, an operating cash flow loss of $113,026, and liquid assets in cash of $58,685, which less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

VLISO INC. DBA CHOW420
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

- 12 -

CERTIFICATION

I, /David Obasiolu, Principal Executive Officer of VLISO, Inc., hereby certify that the financial statements of VLISO, Inc. included in this Report are true and complete in all material respects.

/David Obasiolu

CEO